United States securities and exchange commission logo





                              June 20, 2023

       Michael Skipworth
       President and Chief Executive Officer
       Wingstop Inc.
       15505 Wright Brothers Drive
       Addison, Texas 75001

                                                        Re: Wingstop Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated June
14, 2023
                                                            File No. 001-37425

       Dear Michael Skipworth:

               We have reviewed your June 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comment is to the comment in our
       June 2, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Indicators, page 31

   1. We read your response to comment 1. It appears to us that the strategic initiatives to develop a long-term
supply chain and conduct market analysis of industry landscape and consumer demand
represent regular operating activities to run your business as a restaurant chain.
Therefore, the consulting fees incurred relating to these activities appear to be normal, cash
operating expenses necessary for your revenue-generating activities and business strategy.
As such, please remove the adjustment for consulting fees from your non-GAAP measure
reconciliations. Refer to Question 100.01 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations.
 Michael Skipworth
Wingstop Inc.
June 20, 2023
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameMichael Skipworth                     Sincerely,
Comapany NameWingstop Inc.
                                                        Division of Corporation
Finance
June 20, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName